SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ------------------------------------------



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


For the fiscal year ended December 30, 1999

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


Commission file number 0-15213


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Webster Bank Employee Investment Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06720
                            Telephone (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 1999

                -------------------------------------------------




                                      INDEX



Independent Auditors' Report ........................................................................  1

Financial Statements:

     Statements of Net Assets Available for Benefits.................................................  2

     Statements of Changes in Net Assets Available for Benefits......................................  3

     Notes to Financial Statements ..................................................................  4-12

Supplemental Schedule:

     Schedule H - Line 4i Schedule of Assets Held for Investment Purposes at End of Year ............  13

Signatures ..........................................................................................  14

Independent Auditors' Consent .......................................................................  Exhibit 23



Note: The following schedules, as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, not applicable:


         Line 4j - Schedule of Investment Assets Both Acquired and Disposed of
                   Within The Plan Year,
         Line 4k - Schedule of Reportable Transactions

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                        --------------------------------


                        FINANCIAL STATEMENTS AND SCHEDULE


                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

KPMG LLP
CityPlace II
Hartford, CT 06103-4103



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 30, 1999 and December 31, 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 30, 1999 and December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 30, 1999 and December 31, 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended December 30, 1999 and December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Hartford, Connecticut
June 16, 2000

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     DECEMBER 30, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------



                                                                    1999                                1998
                                                                    ----                                ----
ASSETS
------
       Investments (Cost basis of                              $  35,935,921                       $  30,409,446
         $31,567,658 in 1999 and
         $25,425,245 in 1998) (Note 3)
       Loans to Participants                                         830,653                             659,725
       Receivables:
         Participants                                                301,162                                   -
         Employer                                                    114,076                                   -
       Cash                                                           68,069                              22,767
                                                                  ----------                          ----------

       Total Assets                                            $  37,249,881                       $  31,091,938
                                                                  ==========                          ==========



       Net Assets Available for
          Benefits                                             $  37,249,881                       $  31,091,938
                                                                  ==========                          ==========







See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

          YEARS ENDED DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                -------------------------------------------------

                                                                 1999                  1998                 1997
                                                                 ----                  ----                 ----
ADDITIONS
---------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
--------------------------------------

Net Investment Income:
    Net Appreciation in Fair
       Value of Investments                                $     1,591,691    $        679,521    $      5,670,768
    Interest and Dividends                                         514,106             451,356             359,842
Contributions:
    Participants                                                 3,773,131           3,393,855           3,374,353
    Employer                                                     1,375,583           1,135,331             835,701
Transfers from Other Plans (Note 1)                              1,816,169             724,973           4,659,785
                                                               -----------          ----------         -----------

          Total Additions                                  $     9,070,680    $      6,385,036    $     14,900,449
                                                               -----------          ----------          ----------


DEDUCTIONS
----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
-----------------------------------------

Benefits Paid to Participants                              $     2,886,905    $      1,603,794    $      1,729,293
Miscellaneous Expenses                                              25,832               4,788               1,050
                                                                ----------          ----------          ----------
          Total Deductions                                       2,912,737           1,608,582           1,730,343

          Net Increase                                     $     6,157,943    $      4,776,454    $     13,170,106
                                                                ----------          ----------          ----------


NET ASSETS AVAILABLE FOR BENEFITS:
----------------------------------

Beginning of Year                                          $    31,091,938    $     26,315,484    $     13,145,378
                                                                ----------          ----------          ----------

End of Year                                                $    37,249,881    $     31,091,938    $     26,315,484
                                                                ==========          ==========          ==========




See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


1.    DESCRIPTION OF THE PLAN
      -----------------------

      The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.


      (a)   General

      The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Plan was initially adopted by the Board of Directors of Webster Bank's predecessor, First Federal Bank, effective as of October 1, 1984. Subsequent to this date, the Plan has been amended on various dates for reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change and for various acquisitions. The Plan covers all eligible employees who are employed by Webster Financial Corporation and its' subsidiaries. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed one year of service (at least 1,000 hours of service). An eligible employee may join the Plan on the first day of any calendar quarter. Participants in the Plan may change their contribution amounts up to four times per year on specific dates and cease contribution at any time during the Plan year. All investments are participant directed. Participation in the Plan is completely voluntary. Effective December 30, 1999, the Plan was amended for a change in the Plan Year. The amended "Plan Year" means the short plan year commenced January 1, 1999 and ended December 30, 1999 and thereafter the period commencing on December 31 and ending the following December 30. Prior to the amendment, the Plan Year was the full calendar year.

      Webster Financial Corporation ("Webster" or the "Corporation"), through its subsidiaries, Webster Bank (the "Bank") and Damman Associates, Inc. ("Damman"), delivers financial services to individuals, families and businesses throughout Connecticut. Webster emphasizes five business lines - consumer banking, business banking, mortgage lending, trust and investment services, and insurance services, each supported by centralized administration and operations. Webster has grown significantly in recent years, primarily through a series of acquisitions which have expanded and strengthened its franchise. The Bank was founded in 1935 and converted from a federal mutual to a federal stock institution in 1986.

      The Plan was amended effective January 1, 1999 to add a provision for the employees of Webster Investment Services, Inc. ("WIS"). Further, effective January 1, 1999, WIS became a participating company in the Plan. Effective on and after January 1, 1999, WIS became the employer of certain individuals who were previously employed by Independent Financial Marketing Group, Inc. All services which an employee of WIS performed for Independent Financial Marketing Group, Inc. prior to their date of hire by WIS shall constitute services rendered for the purpose of meeting the eligibility requirements for participation under the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


      On April 21, 1999, Webster acquired Maritime Bank and Trust Company ("Maritime"). The Plan was amended effective April 21, 1999 to state that all services with Maritime prior to the acquisition date constitutes services rendered for the purpose of meeting eligibility requirements for participation under the Plan.

      On May 19, 1999, Webster acquired Village Bancorp, Inc. ("Village"), the holding company for The Village Bank and Trust Company. The Plan was amended effective May 19, 1999 to state that all services with Village prior to the acquisition date constitutes services rendered for the purpose of meeting eligibility requirements for participation under the Plan.

      On December 1, 1999, Webster acquired New England Community Bancorp, Inc. ("NECB") and its subsidiaries. Prior to the NECB acquisition date, NECB maintained the New England Community Bancorp 401(k) Plan (the "NECB 401(k) Plan") for the benefit of the employees of NECB and certain of its affiliates. Effective as of the date that the payrolls of the former NECB and Webster Bank were merged, no additional contributions were made to the NECB 401(k) Plan. All service with NECB or a member of its controlled group prior to the acquisition date shall constitute services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Subsequently, effective as of March 1, 2000 (the "Plan Merger Date"), the NECB 401(k) Plan was merged with and into the Plan, and all of the assets and liabilities of the NECB 401(k) Plan were transferred to and assumed by the Plan.

      On April 15, 1998, Webster acquired Eagle Financial Corporation ("Eagle") and its subsidiary, Eagle Bank. The Plan was amended effective April 15, 1998 to add provisions for the former members of the Eagle Bank Thrift Plan. On August 12, 1998, certain assets and liabilities of the Eagle Bank Thrift Plan were transferred to, and assumed by, the Plan. All service by employees with Eagle prior to acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

      On June 1, 1998, Webster acquired Damman. The Plan was amended effective July 1, 1998, to add provisions for the former members of the Damman 401(k) Profit Sharing Plan (the "Damman 401(k) Plan"). Effective as of July 1, 1998, the Damman 401(k) Plan was frozen and no further contributions thereafter have been made to the Damman 401(k) Plan. Further, during the second quarter of 1998, Damman became a subsidiary of the corporation. Effective as of July 1, 1999 (the "Plan Merger Date") the Damman 401(k) Plan was merged with and into the Plan. The net assets of the Damman 401(k) Plan were transferred on August 1, 1999 into the Plan. All service by employees with Damman prior to the acquisition date shall constitute service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

      On December 31, 1998, Webster acquired Access National Mortgage, Inc. ("Access"). The Plan was amended effective December 31, 1998 to add provisions for the employees of Access. Further, effective December 31, 1998, Access became a member of the plan's controlled group. All service with Access prior to the acquisition date shall constitute services rendered for the purpose of meeting eligibility requirements for participation under the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


      (b)   Contributions

      Employees who are members of the Plan, may make contributions of 1% through 10% of their pay on a before-tax basis. Total salary deferrals are limited to $10,000 for 1999 and 1998 and $9,500 for 1997 Plan years. The Employer contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The Bank may also make a discretionary contribution to the Plan on behalf of employee participants. The investment alternatives available under the Plan for the 1999 plan year are summarized below:



       American New Perspective Fund:                This fund invests primarily in the common stocks of companies based around the world.


       American Fundamental Investors                This fund invests primarily in diversified common
         Fund:                                       stocks.


       American Bond Fund of America:                This fund invests in diversified bond fixed income securities.


       Fidelity Advisor Growth                       This fund invests in common stocks of smaller to
         Opportunities Fund:                         medium-sized  companies.   The  fund  may  also  invest  in  debt  securities
                                                     and cyclicals.


       Paine Webber Stable Value:                    This fund invests in units of the Guaranteed Investment Contract (GIC)
                                                     portfolio under the Paine Webber Trust Company pooled trust.


       Webster Financial Corporation                 This fund invests 100% in the common stock of
         Common Stock: *                             Webster.


       Evergreen Small Cap Equity                    This fund invests primarily in small growth companies
         Income Fund:                                that have higher than average yields. The companies generally have a total market capitalization less than $500 million.

       Evergreen Growth & Income Fund:               This fund invests primarily in investment alternatives which seek to provide capital growth and income and diversification.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


Pioneer Growth Shares: **                          This fund invests primarily in common stocks and other equity securities of U.S.
                                                   companies that have above average potential for earnings and revenue growth.

Dreyfus Premier Balanced Fund: **                  This fund invests in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers.

Mass Investors Growth Stock Fund: **               This fund invests primarily in the common stocks of U.S. and foreign companies.

Munder Index 500 Fund: **                          This fund invests primarily in stocks in the S&P 500.


 * Indicates party-in-interest to the Plan.

** New funds added to the Plan during 1999.

--------------------------------------------------------------------------------

      (c)   Vesting

      All amounts contributed to the 401(k) Plan by the participant, and employer, are fully vested and non-forfeitable at all times. The participant's vested balance is affected by any investment gains or losses that their account incurs.

      (d)   Payment of Benefits

      Under the Plan, a participant's "normal retirement date" is the date age 65 is attained. Payment of a participant's account balance begins not later than 60 days following the end of the Plan year during which retirement occurs. Payment options available under the Plan are: Single Lump Sum; Lump Sum/Installment; Installment; Joint and Survivor Annuity; Life Annuity and Life Annuity with Term Certain Guaranteed. If a participant's employment with the Bank terminates before normal retirement date, the participant is always 100% vested for their account balance. In the event of termination, if the participant's account balance does not, and has never exceeded $5,000, payment will be an automatic lump sum. If the account balance exceeds or has ever exceeded $5,000, then the participant may elect to defer payment not later than when age 65 is reached. In the event of death, while a participant is actively employed, the account balance will be paid to the designated beneficiary or beneficiaries. In the event of total and permanent disability, a participant will receive payment of their account balance as if retirement had occurred.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


      (e)   Loans

      Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is paid by the Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years or, if earlier, by normal retirement date of the borrower.

      (f)   Rollovers

      Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.

      (g)   Hardship Withdrawals

      Hardship withdrawals are permitted under the Plan for specific reasons when the participant has met conditions required by the Plan.

      (h)   Domestic Relation Orders

      The Plan Administrator may be required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan Administrator must honor a qualified domestic relations order ("QDRO"). If a QDRO is received by the Plan Administrator, all or a portion of the Plan participant's account balance may be used to satisfy the obligation.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      The  following are the  significant  accounting  policies  followed by the
Plan:

      (a)   Basis of Accounting

      The accompanying financial statements of the Plan are prepared in accordance with the accrual basis of accounting.

      (b)   Purchases and Sales Transactions

      Transactions are recorded on a trade-date basis.

      (c)   Valuation of Assets

      Investments are stated at current market values.  Quoted market values are
used to value investments.   Loans to participants are stated at amortized cost,
which approximates their market values.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


      (d)   Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)   Administrative Expenses

      Administrative fees of the Plan are in part paid by the Bank. Administrative fees for 1999 totaled $123,525 of which $97,693 were directly expensed and paid by the Bank and $25,832 were paid by the Plan. The $25,832 amount paid by the Plan represents $3,145 of loan administration costs charged directly to the Plan's investment funds and the use of available forfeiture funds totaling $22,687 that were used to pay record-keeping administrative expenses. The available forfeiture funds represent funds that were previously forfeited by participants in various plans that the Bank has acquired. Administrative fees expenses for 1998 and 1997 Plan Years were $84,611 and $93,960, respectively.


3.    INVESTMENTS
      -----------

      The Plan's assets are invested in various mutual funds and Webster common stock through, Paine Webber, the Plan's investment advisor and USI Consulting Group, the Plan's record keeper. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct their account balances to several selected mutual funds or Webster common stock. In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3)." SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.



      The fair value of fund investments that exceed 5% or more of the Plan's net assets available for benefits at December 30, 1999 and December 31, 1998 is as follows:

                                                                   1999                                  1998
                                                                  --------                            --------
American New Perspective Fund                                   $  3,813,116                         $  2,122,144


American Fundamental Investor Fund                                 8,006,753                            6,345,862


American Bond Fund of America                                      3,026,891                            3,034,201

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


                                                                   1999                                  1998
                                                                  --------                            --------
Fidelity Advisor Growth
  Opportunities Fund                                               5,504,480                            4,429,849


Webster Financial Corporation
  Common Stock*                                                    7,998,084                            8,614,230


Paine Webber Stable Value Fund                                     3,672,997                            3,272,067


Evergreen Growth & Income Fund                                     3,325,726                            2,567,536




* Indicates party-in-interest to the Plan.



During 1999 and 1998, the Plan's net investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,591,691 and $679,521, respectively, as follows:

                                                  1999                       1998
                                                 --------                 --------
 Mutual Funds                                 $   2,872,292            $  2,194,425
 Webster Stock*                                  (1,280,601)             (1,514,904)
                                                 -----------             -----------
                                              $   1,591,691            $    679,521
                                                  =========                ========



* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


4.    PLAN TERMINATION
      ----------------

      Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution are fully vested and will be nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.    TAX STATUS
      ----------

      The Internal Revenue Service has determined and informed the Bank by a letter dated June 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    AMENDMENTS
      ----------

      The Plan was amended during 1999 as follows.

      (1) Effective January 1, 1999, the Plan was amended to add provisions for the employees of Webster Investment Services, Inc. ("WIS"). On January 1, 1999, WIS became a participating company in the Plan. Refer to Note 1 (a) of this document for further information.

      (2) Effective April 21, 1999, the Plan was amended to add provisions for the employees of Maritime Bank and Trust ("Maritime"). Refer to Note 1(a) of this document for further information.

      (3) Effective May 19, 1999, the Plan was amended to add provisions for the employees of Village Bancorp, Inc. ("Village"). Refer to Note 1(a) of this document for further information.

      (4) Effective December 1, 1999, the Plan was amended to incorporate benefits of the former members of the New England Community Bancorp, Inc. NECB 401(k) Plan into the Plan. On December 1, 1999, New England Community Bancorp, Inc. was merged with and into Webster Financial Corporation and the subsidiary banks of New England Community Bancorp, Inc. were merged with and into Webster Bank. Refer to Note 1(a) of this document for further information.

      (5) Effective December 20, 1999, sections 1.45, 1.51 through 1.60 and sections 4.3 through 4.10 of the Plan were modified. Section 1.45 was modified to change the Plan Year. Refer to Note 1(a) of this document for further information. Sections 1.51 through 1.60 were redesignated Sections 1.52 through
1.61. A new section 1.51 was added which defines what a "Specified Minimum Employer Contribution" is. Sections 4.3 through 4.10 were redesignated Sections
4.4 through 4.11. A new section 4.3 was added which describes the "Specified Minimum Employer Contribution" and its allocation method.

      The above information is meant to provide only a brief description of amendments to the Plan during the 1999 plan year. The Webster Bank Employee Investment Plan document should be referenced.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                DECEMBER 30, 1999, AND DECEMBER 31, 1998 AND 1997

                   ------------------------------------------


7.    SUBSEQUENT EVENTS
      -----------------

      (1) On February 1, 2000, Webster acquired, through Damman, the Levine Companies ("Levine"). Effective as of April 13, 2000, the Plan was amended to provide a provision for the employees of Levine. All service by employees of Levine prior to the acquisition date constitutes services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Levine became members of the Plan's controlled group on February 1, 2000.

      (2) On March 23, 2000 and May 11, 2000, funds totaling $4,324,406 and $1,726 respectively, were transferred into the Plan from the former NECB 401(k) plan. Webster acquired NECB on December 1, 1999. Refer to Note 1(a) for further information.

      (3) On April 7, 2000, Webster acquired certain branches from The Chase Manhattan Bank. Effective April 7, 2000, the Plan was amended to provide a provision for the former employees of the Chase Manhattan Bank. All service by employees of The Chase Manhattan Bank prior to the acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

      (4) On April 18, 2000, funds totaling $311,033 were transferred into the Plan from the former Chase Manhattan Bank 401(k) plan. Webster acquired various branches from The Chase Manhattan Bank on April 7, 2000. Refer to Note 1(a) for further information.

      (5) In June of 2000, Webster is scheduled to acquire MECH Financial, Inc. ("Mechanics") the holding company for Mechanics Savings Bank. All services rendered by employees of Mechanics prior to the acquisition date will constitute services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Mechanics Savings Bank maintained the "Mechanics Savings Bank 401(k) plan" for its employees. All the assets and liabilities of the Mechanics Saving Bank 401(k) plan are expected to be transferred and assumed by the Plan during the 2000 plan year.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                              SCHEDULE H - LINE 4I

                                DECEMBER 30, 1999

                   ------------------------------------------

                                                       Number of                           Current
Identity of Issue                                     Shares Held                           Value
-----------------                                     -----------                          -------
American New Perspective                    130,140.473 shares; net asset              $  3,813,116
  Fund                                      value per share $29.30

American Fundamental                        247,198.297 shares; net asset                 8,006,753
  Investor Fund                             value per share $32.39

American Bond Fund                          233,016.987 shares; net asset                 3,026,891
  of America                                value per share $12.99

Fidelity Advisor Growth                     118,554.386 shares; net asset                 5,504,480
  Opportunities Fund                        value per share $46.43

Webster Financial Corporation               340,344.000 shares; net asset                 7,998,084
  Common Stock*                             value per share $23.50

Paine Webber Stable Value                   279,740.791 shares; net asset                 3,672,997
  Fund                                      value per share $13.13

Evergreen Small Cap Equity                  24,660.316 shares; net asset                    360,780
  Income Fund                               value per share $14.63

Evergreen Growth & Income Fund              104,352.875 shares; net asset                 3,325,726
                                            value per share $31.87

Pioneer Growth Shares                       3,521.380 shares; net asset                      70,780
                                            value per share $20.10

Dreyfus Premier Balanced Fund               1,030.696 shares; net asset                      15,976
                                            value per share $15.50

Mass Investors Growth Stock Fund            3,773.431 shares; net asset                      75,846
                                            value per share $20.10

Munder Index 500 Fund                       2,089.829 shares; net asset                      64,492
                                            value per share $30.86                     ------------


Total Investments                                                                     $  35,935,921
                                                                                         ==========

Loans to Participants*                                                               $      830,653
                                                                                        ===========


  * Indicates party-in-interest to the Plan.

                                   SIGNATURES

                   ------------------------------------------




Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    WEBSTER BANK
                                    EMPLOYEE INVESTMENT PLAN
                                    ----------------------------------




Date:     June 26, 2000             By:  /s/ R. David Rosato
       ---------------------             -----------------------------
                                         R. David Rosato
                                         Member of the Retirement
                                         Plan Committee




Date:     June 26, 2000             By:  /s/ Renee P. Seefried
       ---------------------             -----------------------------
                                         Renee P. Seefried
                                         Member of the Retirement
                                         Plan Committee

                                  Exhibit Index

                   ------------------------------------------




Exhibit
Number                                                     Description
-------                                     --------------------------------------------
  23                                              Consent of KPMG LLP